UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant's name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Kenya Data Networks to Expand Nationwide WiMAX™ Network with Alvarion®. Dated March 12th, 2008	3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12th, 2008	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
Efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Kenya Data Networks to Expand Nationwide WiMAX™ Network with Alvarion®

TEL AVIV, Israel, March 12, 2008 – Alvarion® Ltd. (NASDAQ:ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced that its longstanding customer, Kenya Data Networks Ltd. (KDN), plans to expand its WiMAX network. An integral part of the current KDN Butterfly® network, Alvarion’s BreezeMAX® is expected to enable KDN to offer voice and data services to seven additional cities across Kenya.

“Our strong and ongoing relationship with Alvarion allows us to continue meeting the particular demands of the African market,” said Mr. Kai Wulff, Managing Director of KDN. “This nationwide extension of WiMAX enables us to offer our current and new customers broadband services at competitive rates. In addition, we are planning to expand our offering with Alvarion’s 802.16e solution for Personal Broadband and realize our vision of seamless connectivity to individuals whenever, wherever.”

KDN plans to increase coverage to meet the needs of all types of businesses and residences. Alvarion’s BreezeMAX enables strong and reliable access services to KDN’s growing customer base. WiMAX is continuing to expand in Africa, where the lack of traditional fixed-line infrastructure makes it the ideal technology for providing broadband access.

“By embracing WiMAX as their preferred technology, KDN continues to show that wireless broadband technologies are the best economic choice for the unique needs of the fast growing African market,” said Tzvika Friedman, President and CEO of Alvarion. “KDN is an industry leader, not only as a carrier offering the benefits of WiMAX to Africa, but as a company that is able to foresee the mobile opportunities this technology can bring to the market. This project is another example of our customer-centric strategy, which enables growth and valuable business cases for all.”

About Kenya Data Networks
Kenya Data Networks (KDN), a Member of Sameer Group, is a Full Service, Data Communications Carrier that was licensed by the Communications Commission of Kenya in January 2003 as a Public Data Network Operator. KDN is a local company and has a stated policy to use local investors and local expertise to build world-class infrastructure in Kenya (www.kdn.co.ke).

About Alvarion
Alvarion is the largest WiMAX pure player, ensuring customers’ long term success with fixed and mobile solutions for the full range of frequency bands. Based on its OPEN™ WiMAX strategy, the company offers superior wireless broadband infrastructure and an all-IP best-of-breed ecosystem in cooperation with its strategic partners. Alvarion boasts over 200 commercial WiMAX deployments worldwide (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” and “BreezeMAX” are the registered trademarks of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.